**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 3, 2010**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**International Lease Finance Corporation**


**File No. 001-31616 - CF#25981**

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        International Lease Finance Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form10-Q filed on November 9, 2010.

        Based on representations by International Lease Finance Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1                through November 9, 2020


        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


                Craig E. Slivka
                Special Counsel